



SE 18005198

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00



ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Received MAR 01 2018 WASH, D.C.

SEC FILE NUMBER
8-67540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRIPOINT GLOBAL EQUITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 BROADWAY, 26TH FL
(No. and Street)

NEW YORK	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee J. MacLeod (716)799-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBB & Associates Ltd., LLP
(Name – *if individual, state last, first, middle name*)

10260 Westheimer Road, Suite 310	Houston	TX	77042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Mark Elenowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRIPOINT GLOBAL EQUITIES, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

GUILLAUME HUDSON DE SAMPIGNY
Notary Public, State of New York
Registration #02HU6298155
Qualified In New York County
Commission Expires March 10, 2018

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIPOINT GLOBAL EQUITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2017

TRIPOINT GLOBAL EQUITIES, LLC
Table of Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Tripoint Global Equities, LLC
Gaithersburg, MD

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tripoint Global Equities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Tripoint Global Equities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Tripoint Global Equities, LLC's management. Our responsibility is to express an opinion on Tripoint Global Equities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tripoint Global Equities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Tripoint Global Equities, LLC's auditor since 2008.

LBB & Associates Ltd., LLP

LBB & Associates Ltd., LLP
Houston, Texas
February 28, 2018

TRIPOINT GLOBAL EQUITIES, LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	86,564
Accounts receivable, net		49,000
Securities owned, at fair value		280,531
Deposits with clearing organizations		11,672
Prepaid expenses and other current assets, net		102,870
Total current assets		530,637
Fixed assets, net		3,827
Total assets	$	534,464

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	27,537
Deferred revenues		95,000
Total current liabilities		122,537
Total liabilities		122,537
Commitments and contingencies		
Member's equity		411,927
Total liabilities and member's equity	$	534,464

Note A – Organization and Nature of Business

Tripoint Global Equities, LLC (the "Company"), a Maryland limited liability company organized in November 2006, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of FINRA. The Company conducts business by providing corporate finance consulting that may from time to time include consultation regarding mergers and/or acquisitions. The Company received its FINRA approval for membership on May 21, 2007. The Company's sole member is TPF Holdings, LLC. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

Note B – Summary of Significant Accounting Policies

Statement Presentation

The Statement of Financial Condition is presented in accordance with industry standards.

Revenue and Expense Recognition

Revenue associated with transaction commissions and private placement fees are recognized when the transaction closes and collection is reasonably assured, effectively when cash or financial instruments are received. Consulting income is recognized when the service has been provided and the income is determinable and collectability is reasonably assured.

Revenues associated with investment banking fees are recognized for providing advisory services on strategic matters, including mergers, acquisitions, divestitures, leveraged buyouts, restructurings and similar corporate finance matters. The Company recognizes revenue from investment banking fees when (i) there is persuasive evidence of an arrangement with a client, (ii) fees are fixed or determinable, (iii) the agreed-upon services have been completed and delivered to the client or the transaction or events contemplated in the engagement letter are determined to be substantially completed and (iv) collectability is reasonably assured.

Expenses are recognized as they are incurred.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than 90 days when issued to be cash equivalents. From time to time, the Company's bank deposits exceed the federally insured limits. No losses have been incurred by the Company relating to these deposits.

Deposits with Clearing Organizations

Deposits with clearing organizations represent cash deposited with central clearing agencies for the purpose of supporting clearing and settlement activities.

Securities

Investments in equity securities and securities warrants are stated at market value and transactions are recorded on the trade date. Changes in market value are recognized in the Company's statement of operations as mark to market adjustments.

Note B – Summary of Significant Accounting Policies (Continued)

Fair Value Measurements of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, as well as securities and securities warrants. The carrying amount of these financial instruments approximate fair value either due to length of maturity or interest rates that approximate prevailing market rates, unless otherwise disclosed in these financial statements.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company uses Level 1 inputs to measure the fair value of its investments in active market securities. The Company uses Level 2 inputs to measure the fair value of its investments in its warrant and option securities using quoted prices for similar securities.

The following table details the fair value measurements within the three levels of hierarchy of the Company's financial instruments:

	Fair Value at December 31, 2017			
	Total	**Level 1**	**Level 2**	**Level 3**
Common Stocks	$ 116,644	$ 102,376	$ 14,268	$ -
Money Market	163,887	163,887	-	-
Warrants	-	-	-	-
Total Securities	$ 280,531	$ 266,263	$ 14,268	$ -

Note B – Summary of Significant Accounting Policies (Continued)

Fixed Assets

Fixed assets are carried at cost. Depreciation is computed using the straight-line method over estimated useful lives of three years.

Income Taxes

No provision for income taxes has been reflected in the accompanying financial statements since a limited liability company is not responsible for payment of Federal, state or local income taxes. All revenues and expenses retain their character and pass through directly to the Company's sole member.

The Company is subject to a 4.0% New York City unincorporated business tax ("UBT") attributable to its revenues apportioned to New York City. The revenues subject to UBT are from commissions and fees resulting from customers and clients located in New York City were not material.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has reviewed for subsequent events through February 28, 2018, the date these financial statements were available to be issued.

Recently Issued Pronouncements

In May 2014, the FASB issued guidance, which amended the existing accounting standards for revenue recognition. The amendments (Topic 606) are based on the principle that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments may be applied retrospectively to each prior period presented ("full retrospective method") or retrospectively with the cumulative effect recognized as of the date of initial application ("modified retrospective method"). The Company will adopt the new revenue standard in the first quarter of 2019 and intends to apply the modified retrospective method. Based on the initial assessment, it is anticipated that the adoption will not have a material impact on the amount or timing of revenue recognized in the Financial Statements. We continue to make progress on assessing the overall impact of adoption of the standard on our business processes, systems and controls.

Note C – Marketable Securities

The Company has classified its investments in equity securities and warrant securities as securities owned, which are reported at fair value and defined as the last closing price for the listed securities. The changes in market value are recognized in the Company's statement of operations as mark to market adjustments. Included in these investments, are marketable securities that consist of publicly-traded equity securities that are available for sale. As of December 31, 2017, the Company had allowable marketable securities totaling approximately $266,263 consisting of $163,887 of money market securities and $102,376 of common stock in publicly traded companies. In addition, the Company had non-allowable marketable securities of $14,268, consisting of common stock.

Note D – Net Capital Requirement

The Company is subject to the Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $203,253, $153,253 in excess of its minimum required capital of $50,000. The Company's net capital ratio was 0.09 to 1.

Note E – Commitments, Contingencies and Guarantees

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

We currently are a defendant in three civil lawsuits, which were filed in the United States District Court Southern District of New York, arising from the Company acting as a placement agent for 875 Holdings and Advanced Entertainment. We reserve for costs related to contingencies when a loss is probable and the amount is reasonably estimable. As of this date, we do not estimate that a loss is probable and have not made a provision any contingent liability for the cases described above.

On October 24, 2017, the Company received a Wells Notice from the Financial Industry Regulatory Authority ("FINRA"); however, it is too early to determine if the Company is liable, or even if FINRA will officially initiate a disciplinary action against the Company.

TRIPOINT GLOBAL EQUITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Note F – Reconciliation of Amounts Reported by the Company in Part II of Form X-17A-5

The following is a reconciliation of liabilities and member's capital per Form X-17A-5 to the financial statements at December 31, 2017:

Accounts payable and accrued liabilities per Form X-17A-5	$	27,537
Add: Deferred revenues		95,000
Total liabilities per financial statements	$	122,537

Member's equity per Form X-17A-5	$	506,927
Less: Deferred revenues		(95,000)
Member's equity per financial statements	$	411,927